082-03116



GREAT QUEST
METALS LTD.





10016361

SUPPL

April 21, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 21, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 9/24



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

April 21, 2010

Great Quest Defines Gold Soil Anomaly on Dabia Ouest Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to report results of an exploration program, consisting of soil and rock sampling and geological mapping, conducted on the Dabia Ouest gold concession early this year. The Dabia Ouest concession, in western Mali, is only 11.6 kilometres south of the Kenieba concession which was recently sold by Great Quest to Avion Gold Corporation for 4.35 million dollars in cash and Avion shares.

The soil sample grid consists of 11 east–west lines, 500 metres apart, with samples taken every 50 metres along the lines. A total of 1,221 samples were taken from the 27.5 sq km grid which is located in the northeast corner of the concession.

All but four samples were taken from alluvium or from stream-deposited material. Below are lengths along four consecutive lines of samples anomalous in gold:

Line	Length of Anomalous Samples (m)	Average Value Parts per Billion Gold (ppb)
Third line from north	1,650	52 *1
Fourth line from north	1,000	38
Fifth line from north	1,100	34
Sixth line from north	1,700	35 *2

*1 three samples above 200 ppb were not included in calculation
*2 one sample of 1,163 ppb was not included in calculation

The alluvium anomalous in gold occurs along a length of the southwesterly flowing Columbo River. The silt, sand and gravel constituting the alluvium are derived through erosion from river banks along the full extent of the Columbo River upstream from the anomalous area. As a result, the eroded material from the gold zone has been diluted by all of the sediment from upstream. Because of the low gradient of the river, the source of the gold is expected to be very close to, if not partly coincident with, the anomalous area. Great Quest management is very encouraged by these results.

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The next step in exploration over the anomalous alluvium is to find the source of the gold, first through pitting and geophysics, then if necessary, drill testing. Much of the rest of the area soil sampled shows scattered samples anomalous in gold with no particular pattern.

The western part of the concession consists of scattered hills with outcrops surrounded by areas of alluvium where two major goldfields or areas of pits, which were dug by local miners for the recovery of gold, occur. One extends for 4,860 metres along the Columbo River where it turns west. The second extends along the Bilaliko River for 4,450 metres where it flows to the northwest. One sample from an outcrop of a felsic dyke along the Bilaliko River was crushed and panned. Fine gold was found. An assay of the tailings from the pan gave 1,065 parts per billion gold. The next program will consist of pitting, trenching and rock and soil sampling to further isolate the gold mineralization in the area in preparation for drilling.

Samples were processed by ALS Chemex in Bamako, Mali. The samples were crushed, split and pulverized. Thirty grams from each sample were tested for gold by fire assay-AA. Carl G. Verley (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

The preliminary program on the newly acquired 24 sq km Sanoukou gold concession, south of and adjacent of the Kenieba gold concession, will start next week. Following the program on the Sanoukou concession and subject to the receipt of permits, Great Quest will start a drill program on the Tin Hina phosphate concession in eastern Mali.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM